Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Signs Agreements to Improve Cigar Lake Economics

Saskatoon, Saskatchewan, Canada, December 19, 2011 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that agreements have been signed with the owners of the Cigar Lake project and McClean Lake mill to process all Cigar Lake ore at McClean Lake.

Under the previous toll-milling agreements, both the McClean Lake mill and Cameco’s Rabbit Lake mill would process uranium from Cigar Lake. Under the new milling arrangement, the McClean Lake operation will process and package 100% of Cigar Lake uranium. Cameco’s Rabbit Lake mill will continue to process ore mined on the site and has the flexibility to process ore from other sources.

Cameco expects the new milling arrangement to decrease the estimated average cash operating cost of the Cigar Lake project to about $18.60 per pound from $23.14 per pound.

The Cigar Lake project is 50% owned and operated by Cameco. The other Cigar Lake joint venture partners are AREVA Resources Canada Inc. (37%), Idemitsu Resources Canada Inc. (8%) and Tepco Resources Inc (5%).

The McClean Lake joint venture is 70% owned and operated by AREVA. The other McClean Lake joint venture partners are Denison Mines Corp. (22.5%) and OURD (Canada) Co. Ltd. (7.5%).

Cameco plans to file an updated Cigar Lake technical report with, or prior to, its February 2012 Annual Information Form to reflect the impact of this new milling arrangement and other developments since the March 2010 Cigar Lake technical report.

Qualified Person

The scientific and technical information pertaining to the Cigar Lake project in this news release was approved by Scott Bishop, a professional engineer employed by Cameco as principal mine engineer, and a qualified person for the purpose of National Instrument 43-101.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. These include the estimated average cash operating cost for Cigar Lake and the expected impact on this estimate of milling all Cigar Lake ore at the McClean Lake mill. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These include the assumptions: that the new milling arrangement will result in the expected reduction in operating costs; that our Cigar Lake remediation, development and production plans succeed; and that there is no material delay or disruption in our plans as a result of additional water inflows, natural phenomena, equipment failure or other causes. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. Those risks and uncertainties include: the risk that the new milling arrangement does not result in the expected cost savings and other benefits; and the risk that our remediation, development or production plans for Cigar Lake are delayed or do not succeed for any reason. Certain of these assumptions, risks and uncertainties, and others, are discussed in greater detail in Cameco’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190

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